UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Bonded Motors Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  0000978941

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                           James Haber
                   690 Fifth Avenue, Suite 912
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                          July 24, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     0000978941

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Haber    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         210,500


8.  Shared Voting Power




9.  Sole Dispositive Power

         210,500


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         210,500


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         7.0%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Bonded Motors Inc. (the "Company").  The

Company's principal executive office is located at 7522 South

Maie Avenue, Los Angeles, California 90001.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. James

Haber.  Mr. Haber is the sole general partner of Infiniti

Investment Fund, L.P., which is an investment limited partnership

(the "Partnership"), and has investment discretion over two

offshore funds and certain managed accounts.  Mr. Haber's

business address is 690 Fifth Avenue, Suite 912, New York,

New York  10019.

         Mr. Haber has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Haber has not during the last five years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Haber is a citizen of the United States of America.








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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Haber is deemed to

beneficially own 210,500 shares of the Company's Common Stock

(the "Shares").  The Shares are held by the Partnership, the offshore funds, and the managed accounts over which Mr. Haber has investment discretion.  The 210,500 Shares were purchased on the open market at an aggregate cost of $1,571,340.  The funds for the purchase of Shares held in the Partnership, of which Mr.

Haber is the sole General Partner, came from capital

contributions to the Partnership by its general and limited

partners.  The funds for the purchase of the shares held in the offshore funds, over which Mr. Haber has investment discretion,

came from the offshore fund's shareholders.  The funds for the purchase of the Shares held in the managed accounts, over which

Mr. Haber has investment discretion, came from each managed

account's own funds.  No leverage was used to purchase the

Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares owned by Mr. Haber were acquired for, and are

being held for, investment purposes.  Mr. Haber may acquire

additional shares of Common Stock, dispose of all or some of the

Shares from time to time, in each case in open market

transactions, block sales or purchases or otherwise, or may

continue to hold the Shares.

         Mr. Haber does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr. Haber reserves the right to discuss company business with management,

make proposals to management and/or take other actions to

influence the management of the Company should he deem such

actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Haber is deemed to be the

beneficial owner of 210,500 shares of the Company's Common Stock.

Based on information provided by the management of the Company,

there are believed to be 3,000,000 shares of the Company's Common

Stock outstanding.  Therefore, Mr. Haber beneficially owns 7.0%

of the Company's outstanding shares of Common Stock.  Mr. Haber has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that he is currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Haber does not have any contractual arrangement,

understanding or relationship with any person with respect to the

Common Stock of the Company.










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

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of the Company's Common Stock that were effected by Mr. Haber during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



July 26, 1996

                             /s/ James Haber
                             ________________________________
                                   James Haber






























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01637001.AA4



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                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date     Number of Shares   Price Per Share      Value
              Purchased or Sold
__________    ________________    _______________      _____

6/12/96           5,000(pur.)         7.75          $ 38,750

6/17/96           3,000(pur.)         7.75          $ 23,250

6/21/96           8,000(pur.)         7.9375        $ 63,500

6/21/96           2,500(pur.)         7.875         $ 19,687.50

6/24/96           4,600(pur.)         8.4293        $ 38,774.78

6/24/96           4,400(pur.)         8.375         $ 36,850

6/26/96          12,000(pur.)         8.5           $102,000

6/28/96           2,500(pur.)         8.125         $ 20,312.50

7/11/96           1,000(pur.)         7.5           $  7,540

7/17/96           7,500(pur.)         7.15          $ 53,926

7/18/96           5,000(pur.)         7.125         $ 35,826

7/23/96          10,000(pur.)         7.25          $ 72,500

7/24/96          15,000(pur.)         6.5           $ 98,100


















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